FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 14 June, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 14 June 2018
Unilever - Extension of Early Instruction Deadline

Exhibit 99

Unilever - extension of Early Instruction Deadline

London/Rotterdam, 14 June 2018

Further to the announcement by Unilever N.V. ("NV") and Unilever PLC ("PLC") (each, an "Issuer" and together, the "Issuers") on 30 May 2018 of Consent Solicitations in respect of the outstanding notes listed in the table below (each a "Series" and together, the "Notes"), the Issuers hereby announce the preliminary results as at the Early Instruction Deadline and the extension of the Early Instruction Deadline.

Capitalised terms used in this notice and not otherwise defined shall have the meanings given to them in the Consent Solicitation Memorandum prepared by the Issuers dated 30 May 2018 (the "Consent Solicitation Memorandum").

Preliminary results as at the Early Instruction Deadline

The Early Instruction Deadline was 4.00 p.m. (London Time) on 13 June 2018. As at the Early Instruction Deadline, the Tabulation Agent had received Consent Instructions in favour of the Extraordinary Resolution from Noteholders representing over 99 per cent. of the total Consent Instructions received for all Series.

Extension of Early Instruction Deadline

The Early Instruction Deadline shall be extended to the Expiration Deadline, which is 9:30 a.m. (London time) on 22 June 2018. The Early Consent Fee of 0.05 per cent. of the principal amount of the Notes that are the subject of a Consent Instruction will therefore be extended to all Noteholders submitting a valid Consent Instruction in favour of the relevant Extraordinary Resolution which is received by the Tabulation Agent by the Expiration Deadline. For the avoidance of doubt, Noteholders who have already submitted Consent Instructions do not need to resubmit their Consent Instructions.

Payment of the Early Consent Fee remains subject to the satisfaction of the Fee Conditions.

All references to the Early Instruction Deadline in the Consent Solicitation Memorandum shall be deemed to be replaced with the Early Instruction Deadline as extended pursuant to this announcement. For the avoidance of doubt, all other terms of the Consent Solicitations shall remain unchanged.

Issuer	Guarantor	ISIN	Description	Principal amount outstanding(1)
NV	PLC, UNUS	XS1403010512	€300,000,000 0.000 per cent. Notes due April 2020	€300,000,000
NV	PLC, UNUS	XS0957258212	€750,000,000 1.750 per cent. Notes due August 2020	€750,000,000
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent Notes due July 2021	€500,000,000
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022	€750,000,000
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	€600,000,000
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023	€500,000,000
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023	€500,000,000
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	€500,000,000
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	€650,000,000
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	€700,000,000
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027	€600,000,000
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028	€700,000,000
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029	€750,000,000
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033	€800,000,000
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022	£350,000,000
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024	£250,000,000
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029	£250,000,000

(1)   Notes of any Series which are held by or on behalf of the relevant Issuer, the Guarantors or any Group Company (as defined in the Applicable Trust Deed), in each case as beneficial owner, are deemed not to be outstanding.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes when such intermediary would need to receive instructions from a Noteholder in order for such Noteholder to participate in, or (in the limited circumstances in which revocation is permitted) to validly revoke their instruction to participate in, the relevant Consent Solicitation(s) and/or the relevant Meeting(s) by the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and (where permitted) revocation of Consent Instructions will be earlier than the relevant deadlines above.

Further Information

A complete description of the terms and conditions of the Consent Solicitations is set out in the Consent Solicitation Memorandum. A copy of the Consent Solicitation Memorandum is available to eligible persons upon request from the Tabulation Agent.

Before making a decision with respect to the Consent Solicitations, Noteholders should carefully consider all of the information in the Consent Solicitation Memorandum and, in particular, the risk factors described in the section entitled "Certain Considerations relating to the Consent Solicitations"

Further details about the transaction can be obtained from:

The Solicitation Agents

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom	UBS Limited 5 Broadgate London EC2M 2QS United Kingdom
Telephone: +44 20 7545 8011 Attention: Liability Management Group	Telephone: +44 20 7992 6237 Attention: Liability Management Group email: LM_EMEA@hsbc.com	Telephone: +44 20 7568 2133 Attention: Liability Management Group email: ol-liabilitymanagement-eu@ubs.com

Copies of the Consent Solicitation Memorandum can be obtained from, and requests for information in relation to the procedures for participating in the Consent Solicitations, and the submission of a Consent Instruction should be directed to:

Tabulation Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London
WC1H 8HA
United Kingdom

Tel: +44 20 7704 0880
Fax: +44 20 7067 9098
Attention: Paul Kamminga/Arlind Bytyqi
email: unilever@lucid-is.com

DISCLAIMER This announcement must be read in conjunction with the Consent Solicitation Memorandum. This announcement and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the relevant Proposed Amendments. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the relevant Proposed Amendments or the relevant Extraordinary Resolution to be proposed at the relevant Meeting, it is recommended to seek its own financial and legal advice, including as to any tax and legal consequences, from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation.

None of the Solicitation Agents, the Tabulation Agent, the Issuers, nor any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the relevant Consent Solicitation, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Issuers, nor any director, officer, employee, agent or affiliate of, any such person makes any recommendation whether Noteholders should participate in the relevant Consent Solicitation.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

IMPORTANT INFORMATION IN RESPECT OF SIMPLIFICATION

The below disclaimer relates only to, and is included in relation only to, Simplification.

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.